EXHIBIT 99.11

Total is Transforming and Becoming TotalEnergies

Paris, May 28, 2021– At the Ordinary and Extraordinary Shareholders’ Meeting, shareholders approved today, almost unanimously, the resolution to change the company’s name from Total to TotalEnergies, thereby anchoring its strategic transformation into a broad energy company in its identity. In tandem with this name change, TotalEnergies is adopting a new visual identity.

“Energy is life. We all need it and it’s a source of progress. So today, to contribute to the sustainable development of the planet facing the climate challenge, we are moving forward, together, towards new energies. Energy is reinventing itself, and this energy journey is ours. Our ambition is to be a world-class player in the energy transition. That is why Total is transforming and becoming TotalEnergies,” declared Patrick Pouyanné, Chairman and Chief Executive Officer of TotalEnergies.

This new name and new visual identity embody the course TotalEnergies has resolutely charted for itself: that of a broad energy company committed to producing and providing energies that are ever more affordable, reliable and clean.

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About TotalEnergies

TotalEnergies is a broad energy company that produces and markets energies on a global scale: oil and biofuels, natural gas and green gases, renewables and electricity. Our 105,000 employees are committed to energy that is ever more affordable, clean, reliable and accessible to as many people as possible. Active in more than 130 countries, TotalEnergies puts sustainable development in all its dimensions at the heart of its projects and operations to contribute to the well-being of people.

TotalEnergies Contacts

Media Relations: +33 1 47 44 46 99 l presse@totalenergies.com presse@total.com l @TotalPress @TotalEnergiesPR

Investor Relations: +44 (0)207 719 7962 l ir@totalenergies.com

Cautionary Note

This press release, from which no legal consequences may be drawn, is for information purposes only. The entities in which TotalEnergies SE directly or indirectly owns investments are separate legal entities. TotalEnergies SE has no liability for their acts or omissions. In this document, the terms “TotalEnergies”, “TotalEnergies “Company” and “Company” are sometimes used for convenience. Likewise, the words “we”, “us” and “our” may also be used to refer to subsidiaries in general or to those who work for them. This document may contain forward-looking information and statements that are based on a number of economic data and assumptions made in a given economic, competitive and regulatory environment. They may prove to be inaccurate in the future and are subject to a number of risk factors. Neither TotalEnergies SE nor any of its subsidiaries assumes any obligation to update publicly any forward-looking information or statement, objectives or trends contained in this document whether as a result of new information, future events or otherwise.